Exhibit 99.89

Innovation, Science and Economic Development Canada	Innovation, Sciences et Développement économique Canada
Corporations Canada	Corporations Canada

Certificate of Amalgamation	Certificat de fusion
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Aya Gold & Silver Inc.
Aya Or & Argent Inc.

Corporate name / Dénomination sociale

1757930-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

/s/ Hantz Prosper
Hantz Prosper
Director / Directeur

2026-01-01
Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada	Innovation, Sciences et Développement économique Canada
Corporations Canada	Corporations Canada
Canada Business Corporations Act (CВСА)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Aya Gold & Silver Inc.
Aya Or & Argent Inc.

2 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Quebec

3 - The classes and any maximum number of shares that the corporation is authorized to issue

Unlimited number of common shares

See Schedule A annexed hereto and forming part of these articles.

4 - Restrictions, if any, on share transfers

No restrictions on the transfer of shares.

5 - Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes)

Minimum number	3	Maximum number	11

6 - Restrictions, if any, on the business the corporation may carry on

None

7 - Other provisions, if any

See Schedule B annexed hereto and forming part of these articles.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

183- Long form: approved by special resolution of shareholders	184(1) - Vertical short-form : approved by resolution of directors	184(2) - Horizontal short-form: approved by resolution of directors

9 - Declaration
I hereby certify that I am a director or an authorized officer of the following corporation:
Name of the amalgamating corporations	Corporation number	Signature
Aya Gold & Silver Inc. / Aya Or & Argent Inc.	689371- 6	/s/
Algold Resources Ltd, / Ressources Algold Ltee	778618- 2	/s/

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CВСА).

ISED-ISDE 3190E (2020/01) Page 1 of 2

SCHEDULE A
The company is authorized to issue the following shares:
Common Shares:
An unlimited number of common shares without par value, subject to the following rights, privileges, restrictions and conditions:
1.1Right to Vote
Holders of common shares are entitled to vote at all meetings of the shareholders.
1.2Dividends
Holders of common shares are entitled to receive and be paid in cash or shares by the company, out of the company’s funds applicable to the declaration and payment of dividends, any amount of dividend declared, to the extend and on the date determined by the company’s board of directors.
1.3Additional Participation
Holders of common shares are entitled to share in the remaining property of the company upon its liquidation, dissolution, winding-up or any other distribution of its assets.

SCHEDULE B
BORROWING POWERS
Without limiting the scope of the Canada Business Corporations Act, the directors may, when they deem it appropriate and without authorization of the shareholders:
(a)borrow money on the credit of the company;
(b)issue, reissue, sell, pledge or hypothecate debt obligations of the company;
(c)give a guarantee on behalf of the company to secure performance of an obligation of any person;
(d)mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the company.
DIRECTORS
The board of directors may, at its discretion, appoint one or more additional directors to hold office until no later than the close of the next annual general meeting, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual general meeting.

Innovation, Science and Economic Development Canada	Innovation, Sciences et Développement économique Canada
Corporations Canada	Corporations Canada

Form 2	Formulaire 2
Initial Registered Office Address and First Board of Directors	Siège social initial et premier conseil d’administration
Canada Business Corporations Act (CBCA) (s. 19 and 106)	Loi canadienne sur les sociétés par actions (LCSA) (art. 19 et 106)

1	Corporate name
Dénomination sociale

Aya Gold & Silver Inc.
Aya Or & Argent Inc.

2	Address of registered office
Adresse du siège social

1320 Boulevard Graham, Bureau 132
Mont-Royal QC H3P 3C8

3	Additional address
Autre adresse

4	Members of the board of directors
Membres du conseil d’administration

See attached schedule / Voir l’annexe ci-jointe

5	Declaration: I certify that I have relevant knowledge and that I am authorized to sign this form.
Déclaration : J’atteste que je possède une connaissance suffisante et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
Elias J. Elias

Elias J. Elias
514-299-0644

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 2904 (2008/04)

Schedule / Annexe
Members of the board of directors / Membres du conseil d’administration

Resident Canadian Résident Canadien

Annie Torkia Lagacé	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	Yes / Oui

Ghislane Guedira Bennouna	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	No / Non

Eloise Martin	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	No / Non

Benoit La Salle	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	Yes / Oui

Robert Taub	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	No / Non

Jurgen Hambrecht	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	No / Non

John Burzynski	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	Yes / Oui

Yves Grou	132-1320 Boulevard Graham, Mont-Royal QC H3P 3C8, Canada	Yes / Oui